

September 21, 2018

Jonel Nazareno Iurk
Chief Executive Officer
Energy Co of Parana
Rua Coronel Dulcídio, 800
80420-170 Curitiba,
Paraná, Brazil

> **Re:** **Energy Co of Parana**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed May 15, 2018**
> **File No. 1-14668**

Dear Mr. Iurk:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief
        Office of Consumer Products

cc: Adriano Rudek de Moura, Chief Financial Officer and Investor Relations
     Nicolas Grabar, Cleary Gottlieb Steen & Hamilton LLP